UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of December 2005

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) BY: /S/ MOSHE AMIT —————————————— Moshe Amit, Executive Vice President and Chief Financial Officer

Dated: December 12, 2005

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FOLLOW-ON ORDERS FOR CAMTEK’S FALCON FROM A EUROPEAN-BASED,
GLOBAL TOP-10 SEMICONDUCTOR MANUFACTURER

The orders, worth over $1.3 million, are to be delivered during the current and next quarter

MIGDAL HA’EMEK, Israel, December 12, 2005 – Camtek Ltd. (Nasdaq: CAMT) announced today that it has received orders from a global top-10 semiconductor manufacturer based in Europe, with facilities in Europe, USA and Asia Pacific, for Falcon, Camtek’s semiconductor inspection system. These follow a previous order that was installed and recognized in the third quarter.

The current orders total over $1.3 million. Installation and revenue recognition are expected during the current and next quarter.

“This customer is a global leader in several of the segments it serves, and produces a broad variety of products used in almost every aspect of our lives,” said Roni Flieswasser, President of Camtek Europe (Belgium). “As such, we regard these repeat orders, which are based on a global umbrella agreement that we have with this customer, as an indication of significant future potential.”

Mr. Flieswasser added, “An application of major interest to this customer was a wafer of MEMS (Micro-Electro-Mechanical System) devices. These wafers contain complex three-dimensional structures with surfaces at multiple levels. The Falcon inspected all levels in one cycle, applying optimal inspection parameters at each level. Camtek has again demonstrated both the Falcon’s versatility for challenging applications and the ability to cater products to its customer’s unique factory automation environments.”

ABOUT FALCON

Camtek’s line of automated wafer inspection systems, Falcon, helps semiconductor manufacturers, bumping houses and packaging foundries monitor processes and enhance yield. Falcon models deliver superb 2D and 3D inspection and metrology capabilities for wafers before or after test, along the bumping process or after dicing.

ABOUT CAMTEK LTD.
With headquarters in Migdal Ha’Emek Israel, Camtek Ltd., designs, develops, manufactures, and markets automatic optical inspection systems and related products. Camtek’s automatic inspection systems are used to enhance both production processes and yield for manufacturers in the printed circuit board industry, the high density interconnect substrate industry and the semiconductor manufacturing and packaging industry. This press release is available at www.camtek.co.il.

This press release may contain projections or other forward-looking statements regarding future events or the future performance of the Company. These statements are only predictions and may change as time passes. We do not assume any obligation to update that information. Actual events or results may differ materially from those projected, including as a result of changing industry and market trends, reduced demand for our products, the timely development of our new products and their adoption by the market, increased competition in the industry, price reductions as well as due to risks identified in the documents filed by the Company with the SEC.

CONTACT INFORMATION
CAMTEK:	IR/PR ISRAEL	IR INTERNATIONAL
Moshe Amit, CFO	Financial Communication	Ehud Helft / Kenny Green
Tel: +972-4-604-8308	Noam Yellin	GK International Investor Relations
Fax: +972-4-604 8300	Tel: +972 3 6954333	Tel: (US) 1 866 704 6710
Mobile: +972-5-469-4902	Fax: +972 544 246720	kenny.green@gkir.com
mosheamit@camtek.co.il		ehud.helft@gkir.com

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